UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___________)*

Camelot Entertainment Group, Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

133223503
(CUSIP Number)

Robert P. Atwell Chairman Camelot Entertainment Group, Inc. 8001 Irvine Center Drive Suite 400 Irvine CA 92618 (949) 754-3030 bob@camelotfilms.com www.camelotent.com
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

1/26/2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 133223503

1.	Name of Reporting Persons.
Ted Baer

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

Compensation for legal services rendered to registrant

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware, United States

Number of	7. Sole Voting Power
Shares Bene-	305,000,000
ficially	8. Shared Voting Power
Owned by Each	N/A
Reporting	9. Sole Dispositive Power
Person With:	305,000,000
10. Shared Dispositive Power
N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
305,000,000

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9)

6% (based on 4,429,475,903 shares of Common Stock outstanding on February 10, 2010.  The total shares outstanding were obtained from the Issuer’s disclosure in the Form 8-K filed by the Issuer on February 11, 2010.)

14.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

This statement on  Schedule 13D (“Statement”) relates to the shares of Common Stock, $.0001 par value per share (the “Common Stock”), of Camelot Entertainment Group, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 8001 Irvine Center Drive, Suite 400, Irvine, CA 92618 and is being filed by the Issuer.

Item 2. Identity and Background

(a)	This statement is filed by and on behalf of each of the following persons (the “Reporting Persons”): (i) Ted Baer.

(b)
The address of the principal business office of each of the Reporting Persons is as follows:

J.A. Ted Baer, Esq.
Law Office of J.A. Ted Baer
21 East Canon Perdido Street
Suite 223
Santa Barbara, CA 93101
(805) 963-7177

(c)	During the last five years, none of the Reporting Persons filing this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)
During the last five years, none of the Reporting Persons filing this Statement has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Baer is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Baer received compensation for legal services rendered to registrant. Mr. Baer was issued a total of 305,000,000 shares of the Company’s $0.0001 par value common stock in consideration of legal services to the Company valued at $84,500.  The shares were issued pursuant to the Company’s 2007 and 2009 Stock Option and Issuance Plans which were registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

The shares issued to Mr. Baer on September 10, 2009 were issued pursuant to the 2007 registration statement referenced above and the shares issued to Mr. Baer on November 30, 2009 and January 26, 2010 were issued pursuant to the 2009 registration statement referenced above.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares of Common Stock as partial payment for legal services provided to the Issuer.  The Reporting Person continues to provide legal services to the Issuer.  The Reporting Person has in the past and may continue in the future to engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.  Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, certain of, or all of, the Reporting Person may in the future take such actions with respect to their providing services to the Issuer as he deems appropriate, including, without limitation, purchasing additional shares of Common Stock or other securities of the Issuer or selling some or all of the shares of Common Stock or other securities of the Issuer held by the Reporting Person, seeking to influence the management or strategic direction of the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person: Ted Baer 305,000,000 6%

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 305,000,000

(ii)	shared power to vote or to direct the vote: N/A

(iii)	sole power to dispose or to direct the disposition of: 305,000,000

(iv)	shared power to dispose or to direct the disposition of: N/A

(c)	No transactions in the Issuer’s Common Stock were effected during the 60 days preceding the date hereof by the Reporting Persons filing this Statement and their affiliated persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person continues to provide legal services to the Issuer for which he is entitled to receive common stock as partial payment for those services pursuant to the Company’s 2009 Stock Option and Issuance Plan which was registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended.  There are no other contracts, arrangements, understandings or relationships between the Reporting Person or any other person with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2 11 2010	By:	/s/ Robert P. Atwell
Name: Robert P. Atwell
Title: Chairman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)